Exhibit 99.1

BeFra Receives Regulatory Authorization for Acquisition of Tupperware Latin America

Guadalajara, Jalisco, Mexico, May 29, 2026 — Betterware de México, S.A.P.I. de C.V. (NYSE:BWMX) (“BeFra” or the “Company”) announced today that it has received authorization from Mexico’s Antitrust Authority in connection with the previously announced acquisition of Tupperware’s operations in Latin America.

The authorization represents a relevant step in the regulatory process related to the acquisition, which was announced on January 19, 2026. BeFra expects the transaction to close on June 1, 2026, subject to applicable closing conditions.

The acquisition of Tupperware’s Latin America operations represents a major strategic step for BeFra, as it is expected to strengthen the Company’s presence in Latin America by expanding its operational and commercial capabilities across key markets in the region, including Brazil. The integration of Tupperware is also expected to strengthen the Company’s multicategory and multichannel platform, helping drive additional long-term growth opportunities and value creation.

About BeFra

BeFra is a leading direct selling group with operations in Mexico, the United States and Latin America. Through its main subsidiaries, Betterware and JAFRA, the Company’ participates in key product categories including home solutions and organization, beauty and personal care, serving millions of consumers through the direct selling channel. BeFra operates through a combination of product innovation, business intelligence, technology, product development, manufacturing and distribution, supported by operational infrastructure and a commercial network that enables it to continuously strengthen its reach and execution across the markets in which it has a presence. BeFra continues driving sustainable growth and long-term value creation through brands with strong recognition, scalable business models, and a strategy focused on strengthening its regional presence.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. Forward- looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The words “believe,” “anticipate,” “intends,” “estimate,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward- looking statements. The forward-looking statements in this press release are based upon various assumptions. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations.

Investors Contact

+52 (33) 3836 0500 Ext. 2011

ir@better.com.mx

InspIR:

Investor Relations Barbara Cano / Ivan Peill

barbara@inspirgroup.com / ivan@inspirgroup.com